February 3, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Jeffrey P. Riedler, Assistant Director

Austin Stephenson

Daniel Greenspan

Dana Hartz

Mark Brunhofer

Re:                             Egalet Corporation

Registration Statement on Form S-1 (File No. 333-191759)

Ladies and Gentlemen:

As representatives of the several underwriters of Egalet Corporation’s (Egalet Corporation is referred to herein as the “Company”) proposed public offering of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (EST) on February 5, 2014 or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 23, 2014, through the date hereof:

Preliminary Prospectus dated January 23, 2014:

1,955 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

STIFEL NICOLAUS & COMPANY, INCORPORATED
JMP SECURITIES LLC

As representatives of the several Underwriters

By: STIFEL NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith Lister
Name:	Keith Lister
Title:	Managing Director

By: JMP SECURITIES LLC

By:	/s/ Stephen Ortiz
Name:	Stephen Ortiz
Title:	Managing Director